Mail Stop 3561

October 12, 2007

Mark Jensen, CEO
Northtech Industries, Inc.
11400 NE 132nd Street
Kirkland, WA 98034

> **Re:** **Northtech Industries, Inc.**
> **Amendment No. 1 to Offering Statement on**
> **Form 1-A**
> **Filed on September 4, 2007**
> **File No. 24-10179**

Dear Mr. Jensen:

We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part I.

Item 1. Significant Parties, page 2

1.   We note your response to comment four of our letter dated June 1, 2007 and we reissue our prior comment. Please disclose both the business and residential addresses for each person listed as required by Item 1, Part I of the Form 1-A. For example, please provide the residential address for counsel.

Item 4. Jurisdictions in Which Securities Are to be Offered, page 4

    2.   Please update the status of your registration by coordination.

Item 5. Unregistered Securities Issued or Sold Within One Year, page 4

    3.   In Part I, Item 5(b), please revise to describe whether such securities were sold by or on behalf of any person who at the time was a director, officer, promoter or principal security holder of the company.

Part II

Cover Page

    4.   Please update the table regarding state jurisdiction.

The Company, page 10

    5.   We note the statement that "Northtech Industries, Inc. … is a corporation in the residential construction services industry." Please briefly explain how the company operates in this industry.

    6.   Please indicate if Northtech Industries, Inc. has operations in the industry or if it generally operates its business through its subsidiary and is a holding company.

    7.   We note the statement that, "Management believes that they have the experience and knowledge necessary to operate the acquired businesses efficiently and build a profitable and growing company." Please disclose the company's net loss for the period ended December 31, 2006.

    8.   We note the statement that, "The Company will service high volume production homebuilders in key growth markets." Please disclose whether the company currently services such homebuilders. If not, please provide a reasonable basis for the statement or delete.

    9.   Please disclose the name of the acquired company and its location, and briefly discuss its business.

Risk Factors, page 10

Risks Relating to Our Business, page 11

   10.   In the first risk factor of this section, please describe how the company has
         had a limited operating history.

   11.   In the second risk factor, please specifically discuss how the company has not
         been profitable. For example, disclose the company's net loss for the period
         ended December 31, 2006.

   12.   In risk factor three, please specifically disclose the amounts of the assets and
         liabilities along with the negative net worth of the company.

   13.   In the second full risk factor on page 13, in regards to reliance upon a single
         customer, please indicate that the business of your subsidiary, Millwork Pro is
         largely reliant upon a single customer.

   14.   Please provide a risk factor regarding the possible effect of the subprime
         lending problems on your business.

Risks Relating to Our Common Stock, page 14

   15.   We note the second full risk factor on page 16 in regards to the issuance of
         future shares and the risk of dilution. Please add a risk factor that discusses
         the arbitrary establishment of the offering price of the common stock and
         compare the offering price to amount recently paid by promoters of the
         company.

Business and Properties, page 17

Item 3(a), page 18

   16.   We note your disclosure here that in October 2006 Millwork Pro acquired the
         assets of a millwork installation division from PCS Millwork. However, we
         note your disclosure in Note 5 – Purchase of Wholly Owned Subsidiary on
         page 61 that Millwork Pro had no assets or liabilities when it was acquired by
         you. Please revise to clarify.

Item 3(b), page 18

17.   We note your response to comment 18 from our letter dated June 1, 2007 that there are no written material contracts. However, we note the second full risk factor on page 13 refers to the company being "contractually obligated to service the client of PCS Millwork first and foremost." Please disclose the principle terms of the agreement as required by Item 3(b) of Offering Circular Model A of the Form 1-A. For example, please disclose any fee arrangements. Also, pursuant to the requirements of Part III, Item 2(6) of the offering statement of Form 1-A, please file the agreement, if any, as an exhibit. We may have further comment.

18.   Please discuss in greater detail the statement on page 19 that, "In turn, Millwork Pro works to promote new builders sales for PCS."

19.   In connection with the customer sales and referral marketing provided by PCS Millwork to Millwork Pro, please discuss whether Millwork Pro receives its fee directly from PCS Millwork or the homebuilders.

Item 3(c), page 19

20.   Please provide a reasonable basis for the following statement in the second from the last paragraph on page 20 in which you state that, "We've created a production schedule to guarantee we meet the builder's schedule."

Item 3(e), page 22

21.   Please update your backlog to be within the last 90 days. In addition, in your initial filing, you disclosed backlog as of 3/1/06. If that figure was accurate, you must present a comparison. We note that your date of inception was October 23, 2006.

Item 3(f), page 22

22.   Please provide the basis for your statement under Item 3(f) that in 12 months the number of employees will triple. Also, disclose which employees are or will be employed by the company or its subsidiary.

Item 3(g), page 22

23. We note your response to comment 32 from our previous letter and we reissue our prior comment. Please disclose what properties the company leases, including the amount of payments, expiration dates and the terms of any renewal options as required by Item 3(g) of Offering Circular Model A. Also describe the facilities you use for your business.

Item 3(k), page 23

24. We note your response to comment 35 and we reissue our prior comment. Please disclose the principle terms of the combination, including the acquisition price and/or the issuance of shares. Also disclose any relationship between Northtech, its officers, directors and affiliates, and Millwork Pro or PCS Millwork prior to the acquisition and the effects of the acquisition on the management and control persons of Millwork Pro and Northtech.

25. We have reviewed your response to comment 36 of our previous letter, where you have limited the discussion to installation and millwork distribution companies. Please advise or revise.

Offering Price Factors, page 17

Item 7(a), page 25

26. We reissue in part comment 39 of our previous letter. Under Item 7(a) of your offering circular, please disclose the net tangible book value per share. See Item 7(a) of Offering Circular Model A. Also disclose the price per share in this offering.

Item 7(b), page 25

27. We reissue in part comment 40 from our previous letter. Indicate in the table the relationship of each purchaser to the company at the time of the transaction, as required by Item 7(b) of the Offering Circular Model A.

Use of Proceeds, page 27

28. Based on your disclosure it appears the legal and accounting fees of $25,000 will be paid from your operations (i.e. not from proceeds of your offering). Show us how you determined the net proceeds from the offering for each scenario presented. Clarify how you considered the $2,500 monthly legal fee in your calculations. Please advise or revise.

Capitalization, page 29

29.   Considering the comment above on your use of proceeds, please revise the
       capitalization table to include the net proceeds from the offering under each
       scenario as appropriate.

Description of Securities, page 30

30.   We note your disclosure in regards to the Class B common stock outstanding
       that has 100 votes per share. Please include a risk factor that discusses the
       effect of the Class B common stock upon matters voted upon by the
       shareholders. Please discuss whether certain persons will control the
       company and have the ability to influence a shareholder vote. It may be
       helpful to include the total number of votes such control persons will have,
       including the Class B common stock, in comparison to the number of votes
       with the shares to be sold in this offering.

Officers and Key Personnel of the Company, page 33

31.   Please state the dates of Mark Jensen's employment with MGN Technologies
       during the past five years. Also, please identify the employers of Ms. Thiebert
       during the past five years and the dates during the past five years that she has
       worked for them.

32.   We note your response to comment 54 and we reissue in part our prior
       comment. For each of the persons you have named as officers and key
       personnel, please disclose their age and the amount of time to be spent on
       company matters if less than full time. See Item 29 of Offering Circular
       Model A. We also note that Mark Jensen is the CEO of MGN Technologies
       and Loren Perrigo is affiliated with PCS Millwork. Please describe how they
       will divide their time between the company and these other affiliations.

33.   Please describe any positions that Loren Perrigo currently holds or has held
       with PCS Millwork.

Directors of the Company, page 35

Item 35(b), page 36

34.   We note the disclosure regarding the business development agreement
       between Millwork Pro and PCS Millwork. Please discuss the material terms
       of this agreement in the business and properties section and file the
       agreement, if any, as an exhibit.

Principal Stockholders, page 37

Item 37, page 37

35.   In the table, please indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration. See Item 37 of Offering Circular Model A.

Management Relationships, Transactions and Remuneration, page 39

36.   Please identify and discuss the principal terms of the agreements between PCS Millwork and Millwork Pro, including fee arrangements.

37.   Please file as exhibits the agreement(s), if any, regarding the advances by PCS Millwork to Millwork Pro.

Independent Accountant's Review Report, page 44

38.   We note that you have not included the accountant's report for the six months ended June 30, 2007 as referenced in your Consent of Independent Accountant (Exhibit 10). However, you have included on page 44 a duplicate copy of Independent Accountant's Review Report for the period ended December 31, 2006. Please revise or advise.

Interim Financial Statements

Notes to Financial Statements

Note 1 – Summary of Significant Accounting Policies

Description of Business, page 49

39.   We reviewed your response to our prior comment 76. Your response did not address our comments in its entirety, thus the comment will be partially reissued. Please expand your notes to disclose your specific revenue recognition policy (i.e. the criteria followed in recognizing revenue and the timing of such revenue recognition) and explain how it complies with the guidance in SAB 104. In addition, revise your MD&A, as appropriate, to enhance an investor's understanding of your policy.

Note 2 – Prepaid Expenses, page 50

40.   We note that your business insurance policy was cancelled in May 2007 as
        disclosed in Note 3 on page 50. However, you reported prepaid business
        insurance of $48,379 as of June 30, 2007. Show us how your presentation of
        this prepaid expense amount is appropriate, including disclosure of the period
        remaining on your policy. Revise your disclosures as necessary.

Note 5 – Purchase of Wholly Owned Subsidiary, page 51

41.   We note your response to our prior comment 72, however, you have not
        addressed our comment in its entirety. If Millwork Pro did not have any
        assets and liabilities, tell us what you acquired in exchange for the 2,840,000
        shares and how your valuation of the consideration paid is appropriate. Since
        the entities were under common control, please revise to explicitly clarify the
        relationship of the entities prior to the merger (e.g. disclose common
        ownership percentage and extent of common control, etc.) and how your
        accounting treatment is consistent with the guidance in paragraphs D-11 to D-
        18 of SFAS 141.

42.   We note your disclosure on page 18 that in October 2006 Millwork Pro
        acquired the assets of a millwork installation division from PCS Millwork.
        Please revise to disclose the terms and conditions of this acquisition of assets
        and related predecessor operations. Specifically, disclose what was acquired
        (assets acquired and liabilities assumed), the consideration paid, the
        relationship between the entities (common ownership percentage and extent of
        common control, etc) and how you accounted for the acquisition. Please
        revise MD&A, as necessary, to include a discussion of the operations of the
        installation division prior to the acquisition by Millwork Pro.

Note 6 – Common Stock Issued, page 51

43.   You state on pages 5 and 26 that 500,000 Class "B" Common shares were
        purchased by shareholders for $0.001 per share. However, in your disclosure
        here and on page 62 you indicate that these 500,000 Class "B" Common
        shares were issued for services rendered. Please revise to present consistent
        disclosures regarding the issuance of these shares.

Note 8 – Related Party Transactions, page 52

44.   We note from your disclosures in Item 10(a) on page 25 and in your response
        to our prior comment 62, that you receive advances on sales revenue from
        PCS Millwork and the balance of these advances was $90,674 as of June 30,
        2007. Please disclose, in detail, the advance arrangements with PCS Millwork
        and how you accounted for such arrangements. Please ensure to disclose how
        the advances are presented in your financial statements. We may have further
        comment upon reviewing your response.

Annual Financial Statements

General

45.   Please revise your annual financial statements, as necessary, to reflect changes
        made as a result of comments above on your interim financial statements.

Management's Discussion and Analysis, page 63

46.   Please expand your description of your business.

47.   We note you disclose a gross margin of 16% at December 31, 2006 and
        indicate your gross margins have "grown from 10% to 16%" under item 49.
        Based on the financial statements presented in your offering statement, please
        show us how you determined these amounts.

Other Regulatory

48.   The date of the Consent of Independent Accountant (i.e. July 30, 2007) filed
        as Exhibit 10 precedes the date of the Independent Accountant's Review
        Report (i.e. August 1, 2007). In addition, the accountant's awareness letter
        should specify the type of report (e.g., audit report, review report) issued.
        Please direct your accountant to revise the accountant's awareness letter as
        appropriate.

Part III – Exhibits

Legality Opinion

49.   Counsel must opine on the legality of the securities under the laws of the state
        in which the registrant is incorporated, that is, Nevada. However, counsel
        cannot qualify the opinion as to jurisdiction as it has done by the following
        statement:

Our opinion expressed above is subject to the qualification that we express no opinion as to the applicability of, compliance with, or effect of any laws except the General Corporation Law of the State of Washington.

Also, when counsel opines upon Nevada law, it should clarify that it is including the statutory provisions, all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting those laws.

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please allow adequate time after the filing of any amendment for further review before submitting a request for qualification. Please provide this request at least two business days in advance of the requested qualification date.

You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Charles Redina, Esq.
        Fax: (360) 647-3518